Satsuma Pharmaceuticals, Inc.

400 Oyster Point Boulevard, Suite 221

South San Francisco, CA 94080

November 10, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:     Ada D. Sarmento

Re:	Satsuma Pharmaceuticals, Inc.
Registration Statement on Form S-3 (Registration No. 333-249645)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Satsuma Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on November 12, 2020, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

Satsuma Pharmaceuticals, Inc.

By:	/s/ Tom O’Neil
Tom O’Neil
Chief Financial Officer

CC:	John Kollins Satsuma Pharmaceuticals, Inc.

Brian J. Cuneo, Latham & Watkins LLP

Miles P. Jennings, Latham & Watkins LLP